CODE OF ETHICS

Fiduciary Duty – Statement of Policy

The Firm is a fiduciary of its Clients and owes each Client an affirmative duty of good faith and full and fair disclosure of all material facts. This duty is particularly pertinent whenever the adviser is in a situation involving a conflict or potential conflict of interest. The Firm and all Employees must affirmatively exercise authority and responsibility for the benefit of Clients, and may not participate in any activities that may conflict with the interests of Clients except in accordance with this Manual. In addition, Employees must avoid activities, interests, and relationships that might interfere or appear to interfere with making decisions in the best interests of the Firm’s Clients. Accordingly, at all times, we must conduct our business  with  the following precepts in mind:

1.               Place the interests of Clients first. We may not cause a Client to take action, or not to take action, for our personal benefit rather than the benefit of the Client. For example, causing a Client to purchase a security owned by an Employee for the purpose of increasing the price of that security would be a violation of this Code. Similarly, an Employee investing for himself or herself in a security of limited availability that was appropriate for a Client without first considering that investment for such Client may violate this Code.

2.               Avoid taking inappropriate advantage of our position. The receipt of investment opportunities, perquisites, or gifts from persons doing or seeking to do business with the Firm could call into question the exercise of our independent judgment. Accordingly, Employees may accept such items only in accordance with the limitations in this Code.

3.               Conduct all personal securities transactions in compliance with this Code of Ethics. This includes all pre-clearance and  reporting  requirements  and procedures regarding inside information and personal and proprietary trades. While the Firm encourages Employees and their families to develop personal investment programs, Employees must not take any action that could result in even the appearance of impropriety.

4.               Keep information confidential. Information concerning Client transactions or holdings may be material non-public information and Employees may not use knowledge of any such information to profit from the market effect of those transactions. In addition, because CAM manages the LAFs, Employees are not permitted to disclose the portfolio holdings of the LAFs in violation of each LAF’s relevant policies and procedures.

5.               Comply with the Federal Securities Laws and all other laws and regulations applicable to the Firm’s business. Make it your business to know what is required of the Firm as an investment adviser and otherwise, and of you as an Employee of the Firm, and integrate compliance into the performance of all duties.

6.               Seek advice when in doubt about the propriety of any action or situation. Any questions concerning this Code of Ethics should be addressed to the COO/CCO, who is encouraged to consult with outside counsel, outside auditors or other professionals, as necessary.

7.               Report any suspected violations of the Code of Ethics. Employees must promptly report any suspected violations of the Code of Ethics to the COO/CCO. To the extent practicable, the Firm will protect the identity of an Employee who reports a suspected violation. However, the Firm remains responsible for satisfying the regulatory reporting, investigative, and other obligations that may follow the reporting of a potential violation.

The Policies and Procedures in this Code of Ethics implement these general fiduciary principles in the context of specific situations.

Fiduciary Standards and Compliance with Securities Laws

At all times, Firm and its Employees must comply with the spirit and the letter of Securities Laws and the rules governing the capital markets. The COO/CCO administers the Code of Ethics. All questions regarding the Code should be directed to the COO/CCO. You must cooperate to the fullest extent reasonably requested by the COO/CCO to enable (i) the Firm to comply with all applicable Securities Laws and (ii) the COO/CCO to discharge his duties under the Manual.

All Employees will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients and Investors, the public, prospects, third-party service providers and fellow Employees. You must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting the Firm’s services, and engaging in other professional activities.

We expect all Employees to adhere to the highest standards with respect to  any  potential conflicts of interest with Clients. As a fiduciary, the Firm must act in its Clients’ best interests. Neither the Firm, nor any Employee should ever benefit at the expense of any Client. Notify the COO/CCO promptly if you become aware of any practice that creates, or gives the appearance of, a material conflict of interest.

Employees are generally expected to discuss any perceived risks, or concerns about the Firm’s business practices, with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the COO/CCO’s attention.

Distribution of the Code and Acknowledgement of Receipt

The Firm will distribute this Manual, which contains the Firm’s Code of Ethics, to each Employee upon the commencement of employment, annually, and upon any change to the Code of Ethics or any material change to another portion of the Manual.

All Employees must acknowledge that they have received, read, understood, and agree to comply with the Firm’s policies and procedures described in this Manual, including this Code of Ethics. Please complete the attached Initial and Annual Compliance Questionnaire Supplement (see Appendix 1) and submit the completed form to the COO/CCO upon commencement of employment, annually, and following any material change to the Manual. The COO/CCO is responsible for maintaining each Employee’s Code of Ethics acknowledgements.

Reporting Violations of the Code.

Employees must promptly report any suspected violations of the Code of Ethics to the COO/CCO. To the extent practicable, the Firm will protect the identity of an Employee who reports a suspected violation. However, the Firm remains responsible for satisfying the regulatory reporting, investigative and other obligations that may follow the reporting of a potential violation.

Retaliation against any Employee who reports a violation of the Code of Ethics is strictly prohibited and will be cause for corrective action, up to and including dismissal.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory, or criminal sanctions. No Employee will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

For the avoidance of doubt, nothing in this Manual prohibits Employees from reporting potential violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Employees do not need prior authorization from their supervisor, the CCO, or any other person or entity affiliated with CAM to make any such reports or disclosures and do not need to notify CAM that they have made such reports or disclosures. Additionally, nothing in this Manual prohibits Employees from recovering an award pursuant to a whistleblower program of a government agency or entity.

Client Opportunities Law

No Employee may cause or attempt to cause any Client to purchase, sell or hold any security for the purpose of creating any personal benefit for him or herself. Sections 206(1) and 206(2) of the Advisers Act generally prohibit the Firm from employing a “device, scheme or artifice” to defraud Clients or engaging in a “transaction, practice or course of business” that operates as a “fraud or deceit” on Clients. While these provisions speak of fraud, they have been construed very broadly by the SEC and used to regulate, through enforcement action, many types of adviser behavior that the SEC deems to be not in the best interest of Clients or inconsistent with fiduciary obligations. One such category of behavior is taking advantage of investment opportunities for personal gain that would be suitable for Clients.

Policy

An Employee may not take personal advantage of any opportunity properly belonging to the Firm or any Client. This principle applies primarily to the acquisition of securities of limited availability for an Employee’s own account that would be suitable and could be purchased for the account of a Client, or the disposition of securities from an Employee’s account prior to selling a position from the account of a Client. This principle also applies to the purchase or sale of a security at a favorable price.

The Firm has a lower risk profile in this area. The Firm's Clients primarily invest in leveraged loans and high-yield debt. Employees rarely, if ever, trade in loan products and may not trade in high-yield debt and new issue securities as defined by FINRA. The Firm generally does not trade equity IPOs on behalf of its Clients.

An Employee may not cause or attempt to cause any Client to purchase, sell, or hold any security for the purpose of creating any benefit to Employee accounts.

Also, Employees should disclose to the COO/CCO if they have relatives that sit on Boards or are otherwise considered to be the key management of public companies.

Disclosure of Personal Interest. If an Employee believes that he or she (or a related account) stands to benefit materially from an investment decision that the Employee is recommending or making for a Client, the Employee must disclose that interest to the COO/CCO and obtain approval prior to making the investment.

Restriction on Investment. Based on the information given, the COO/CCO will make a decision on whether to restrict an Employee’s participation in the investment decision in light of the following factors, among others: (i) whether any Client is legally and financially able to take advantage of this opportunity; (ii) whether any Client would be disadvantaged in any manner;

(iii)  whether the opportunity is de minimis; and (iv) whether the opportunity is clearly not related economically to the securities to be purchased, sold or held by any Client.

Record of Determination and Monitoring. A memorandum concerning the investment opportunity and the disposition of the approval request will be prepared and maintained by the COO/CCO. The COO/CCO or his designee will monitor Employees’ personal securities transactions to identify, and will investigate any instance of, an Employee purchasing or selling a security in a manner which conflicts with this policy.

Insider Trading Law

Section 204A of the Advisers Act requires every investment adviser to establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of such investment adviser’s business, to prevent the misuse of material non-public information by such investment adviser or any associated person.

Trading while in possession of material non-public information or communicating such information to others who may trade on such information is a violation of the securities laws. This conduct is frequently referred to as “insider trading.”

The term “insider trading” is not defined in the Federal Securities Laws, but generally is used to refer to the use of material non-public information to trade in securities (whether or not one is an “insider”).

While the law concerning insider trading is not static, it is generally understood to prohibit:

(a)             trading by an insider while in possession of material non-public information; in the case of an investment adviser, information pertaining to the adviser’s positions or trades for its clients may be material non- public information;

(b)             trading by a non-insider while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated;

(c)             trading by a non-insider who obtained material non-public information through unlawful means such as computer hacking;

(d)             communicating material non-public information to others; or

(e)             trading ahead of research reports or recommendations prepared by the Firm.

Concerns about the misuse of material non-public information by the Firm or Employees may arise primarily in two ways. First, the Firm may come into possession of material non-public information about another company, such as an issuer in which it is investing for Clients or in which its own personnel might be investing for their own accounts. While the Firm generally does not, in the course of its business, acquire material non-public information, there may be instances in which certain Employees may acquire information which could be material to other Employees in their trading on behalf of a Client or for their personal account.

Second, the Firm as an investment adviser has material non-public information in relation to its own business.  The SEC has stated that the term “material non-public information” may include information about an investment adviser’s securities recommendations, as well as securities holdings and transactions of Clients.

Who is an Insider? The concept of “insider” is broad. It includes officers, directors and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, a person who advises or otherwise performs services for a company may become a temporary insider of that company. An Employee of the Firm could become a temporary insider to a company because of the Firm’s and/or Employee’s relationship to the company (e.g., by having contact with company executives while researching the company). A company must expect the outsider to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider or temporary insider.

What is Material Information? Trading on non-public information is not a basis for liability unless the information is material. “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or his investment decisions, or information that is reasonably certain to have a substantial effect on the price of a security. Information that Employees  should  consider material includes, but is not limited to: dividend or earnings announcements, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, knowledge of an impending default on debt obligations, additions to reserves for bad debts or contingent liabilities, knowledge of an impending change in debt rating by a statistical rating organization, tender offers and stock repurchase plans, and extraordinary management developments.

Material information does not have to relate to the issuer’s business. For example, in one case the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a reporter at The Wall Street Journal was found criminally liable for disclosing to others the date that reports on various companies would appear in The Wall Street Journal and whether those reports would be favorable or not.

In addition, as indicated, the SEC has stated that information concerning an investment adviser’s holdings or transactions may be material non-public information.

What is Non-public Information? Information is non-public until it has been effectively communicated to and digested by the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public. Non-public information does not change to public information solely by selective dissemination. Examples of the ways in which non-public information might be transmitted include, but are not limited to: in person, in writing, by telephone, during a presentation, by email, instant messaging, or Bloomberg messaging, by text message or through Twitter, or on a social networking site such as Facebook or LinkedIn.

What is Tipping? Tipping involves providing material non-public information to anyone who might be expected to trade while in possession of that information. An Employee may become a “tippee” by acquiring material non-public information from a tipper, which would then require the Employee to follow the procedures below for reporting and limiting use of the information.

Penalties for Insider Trading. Penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers, and may include civil injunctions, jail sentences, and fines or damages up to three times the amount of any profit gained or loss avoided (and up to $1,000,000 for companies). A person can be subject to some or all of the applicable penalties even if he or she does not personally benefit from the violation.  See Violations and Remedies above.

Policy

The Firm believes it has a moderate risk profile in this area since the Firm does not prepare or disseminate research reports, conduct investment banking business, or conduct any aspect of a “Customer Business” as the term is defined by the SEC and CFTC. The Firm and its Employees generally should not have access to any material non-public information due to the Firm’s business activities. However, from time to time the Firm may need to be on the “private side” of certain transactions. Accordingly, the Firm has installed the procedures described below to further circumvent the probability of insider trading.

The Firm strictly forbids any Employee to trade, either personally or on behalf of others, including the Firm or its Clients, while in possession of material non-public information or to communicate material non-public information to others in violation of the law. The Firm’s insider trading prohibitions apply to all Employees, as well as any transactions in any securities by their family members, trusts, or corporations, directly or indirectly controlled by such persons, and extend to activities within and outside their duties as Employees of the Firm.

The Firm and its Employees owe certain fiduciary duties to the Firm’s Clients. Accordingly, from time to time, and in accordance with such fiduciary duties, Employees may deem it to be in the best interest of the Firm’s Clients to disclose proprietary information relating to the Firm’s securities holdings and transactions to third parties and other market professionals. An Employee may only discuss the Firm’s proprietary information with a third party or other market professional if such disclosure is consistent with the securities laws and rules and there is a legitimate business purpose for doing so. The Firm recognizes that it is in the best interests of Clients for its Employees to be able to discuss investment ideas, research, trading strategies, trading activity, or opinions regarding specific issuers, securities, industries, markets or the economy in general with third parties, including other market professionals, so that Employees can, among other things, evaluate and refine their ideas and thesis about particular strategies and investments or potential investments. Accordingly, no provision of these procedures is intended to restrict or prevent the disclosure of such ideas or opinions to third parties or other market professionals. Disclosure of portfolio holdings of the LAFs are subject to specific restrictions and limitations as outlined in the registration statements of the RICs. For example, an Employee may only discuss or disclose a trade in process for the RICs with counterparties, potential counterparties  and  others  involved  in  the  transaction  (i.e.,  brokers  and  custodians).    CAM

Employees should be familiar with these RIC adopted policies and procedures to the extent relevant to their daily activities.

Depending on the circumstances, the COO/CCO may place a security on CAM’s Restricted List prior to the receipt of any material non-public information (such as when the terms of a confidentiality or non-disclosure agreement are being negotiated). In these instances the COO/CCO may consult with the portfolio managers, research analysts and external counsel as appropriate.

Procedures

Identification and Protection of Insider Information. If an Employee has questions as to whether they are in possession of material non-public information, he or she should take the following steps:

•                 Report the matter immediately to the COO/CCO, who will conduct research to determine if the information is likely to be considered material, and whether the information has been publicly disseminated.

•                 Refrain from purchasing or selling the securities on behalf of himself or others.

•                 Refrain from communicating the information inside or outside the Firm other than to the COO/CCO.

•                 Obtain pre-approval from the COO/CCO prior to accessing non-public information in connection with any transaction. For the avoidance of doubt, any confidentiality or non-disclosure agreements are to be reviewed and approved by the COO/CCO.

Restricted List. If the COO/CCO determines that an Employee is in possession of material non- public information, he will prepare a written memorandum describing the information, its source, and the date that the information was received and place the company on a “Restricted List.” Any issuer that is in a portfolio or account that is being managed by CAM is incorporated by reference and should be considered to be included on CAM’s Restricted List. This list shall be circulated to Employees on at least a monthly basis, and whenever a new company is added to notify all Employees that the company is restricted. All decisions about whether to restrict a company, or remove a company from restriction, will be made by the COO/CCO. Restrictions on such company extend to options, rights, and warrants relating to such company’s securities. When a security is restricted, all new trading activity of such company shall cease, unless approved in writing by the COO/CCO. If trading in a company is restricted, Employees are prohibited from communicating that fact to anyone outside the Firm. A security will be removed from restriction if the COO/CCO determines that no insider trading issue remains with respect to such company (for example, if the information becomes public or no longer is material). Employees who receive inside information, even if accidentally or unintentionally, should report one receipt of such information to the COO/CCO.

Restricting Access to Material Non-public Information. Care should be taken so that such information is secure. For example, documents and files that contain material non-public information must be secure in order to minimize the possibility that such information will be transmitted to an unauthorized person. Documents and files should be stored in locked file cabinets or other secure locations and access to computer files containing material non-public information should be restricted. Employees may not discuss material non-public information with, or in the presence of, persons who are not affiliated with the Firm or authorized to receive such information. To this end, Employees should avoid discussions of material non-public information in hallways, elevators, trains, subways, airplanes, restaurants and other public places generally. The use of speaker phones or cellular telephones also should be avoided in circumstances where such information may be overheard by unauthorized persons.

Intentional Receipt of Non-Public Information about Issuers. In certain circumstances the Firm may intentionally obtain non-public information about public issuers. For example, the Firm might be provided with non-public information in connection with certain types of debt investments through the use of virtual data rooms such as IntraLinks. The Firm’s receipt of non- public information about a public issuer may limit the Firm’s ability to trade in that issuer’s public securities, so the COO/CCO must carefully consider the benefits and limitations before non-public information is received. Only the COO/CCO is authorized to sign confidentiality agreements on the Firm’s behalf in connection with the potential receipt of non-public information that are expected to yield non-public information. To the extent that the COO/CCO approves the Firm’s receipt of non-public information, he will oversee the implementation of procedures designed to prevent improper transactions involving related publicly traded securities. The COO/CCO will restrict the access of non-public information to Employees on a “need to know” basis only.

Additionally, the Firm may knowingly obtain non-public information about private issuers. For example, as part of the Firm’s equity or debt position in a private issuer, the Firm may have the ability to appoint its investment personnel to the board of directors of the issuer. As a result, CAM Employees serving as board members of private issuers may receive non-public information about such issuers. The Firm’s receipt of non-public information about a private issuer may limit the Firm’s ability to trade in that issuer’s securities. In order to facilitate Firm trades involving a private issuer for which the Firm possesses non-public information, the Firm may execute a “Big Boy Letter”2 with the transacting counterparty. Depending on the circumstances, the Firm may implement blackout periods in trading debt securities of companies in which it holds both debt and equity securities of a company whereby a CAM Employee is serving on the board of directors. In making this determination, the COO/CCO will contact the general counsel of the company to see what trading restrictions it imposes on directors or insiders. The COO/CCO may also consult with external counsel as necessary for additional guidance. To the extent that a Firm Employee receives non-public information about a private issuer, the Employee should notify the COO/CCO. The COO/CCO will restrict the access of non-public information to Employees on a “need to know” basis only.

2 In this context, a “Big Boy Letter” generally refers to an acknowledgement and understanding, by both parties to a transaction, that one party possesses disparate information related to the transaction.

Utilizing Industry Experts for Research. The Firm’s Employees may consult with paid (or unpaid) industry experts as part of the Company’s research process. Any use of expert networks must be brought to the attention of the COO/CCO. Broker-dealers may also arrange for such meetings.

Employees who wish to speak with an industry expert must:

•                 Provide biographical information about the expert to the COO/CCO;

•                 Obtain written pre-clearance from the COO/CCO;

•                 Tell the expert at the beginning of the meeting about the topics that are likely to be discussed and confirm that the expert is allowed to discuss such topics;

•                 Tell the expert at the beginning of the meeting that The Firm does not want to receive any information:

•                 about the expert’s employer or affiliated entities,

•                 about prior employers, or affiliated entities, of the expert during the past six months;

•                 that the expert is prohibited from disclosing; or

•                 that may be Material Nonpublic Information.

•                 Confirm if the expert is a Client or an Investor;

•                 Ask the expert whether he or she is permitted by his or her employer to engage in paid consultations; and

•                 Immediately report the receipt of any potentially Material Nonpublic Information to the COO/CCO.

Certain of the above items may be accomplished by requiring that the relevant expert complete a questionnaire/certification prior to each call. The Firm anticipates that the COO/CCO will not approve any conversations about an issuer with an expert who worked for the issuer during the past 12 months.

Before approving any conversations arranged by expert networks, the COO/CCO will obtain and review the relevant company’s policies prohibiting experts from disclosing Material Nonpublic Information. The COO/CCO may also periodically attend meetings with industry experts in order to understand the types of information that are discussed, review sampled email correspondence involving industry experts, monitor the frequency with which various experts are being used, and/or compare particularly profitable trading to the Firm’s past contacts with industry experts.

Board Seats. Employees that sit on company boards have a duty to protect and treat all information about the company as confidential. Employee are prohibited from sharing board information outside of Chatham.

Dissemination of False Information and Rumors. The knowing dissemination of false or misleading information with the intent to manipulate securities prices or markets is prohibited by the Firm and by the law. The Firm operates within a culture of compliance which does not tolerate behavior by its personnel which is unethical or illegal, and maintains strong internal controls in an effort to ensure that the Firm complies with all securities laws and its own policies and procedures. These internal controls may include an intensive audit/testing regime which is partly reliant on a regular review of emails and other communications both internal and external to the Firm. Should you hear a rumor or other communication you know to be false, do not pass such information to others.

Notwithstanding the forgoing, please note: the differentiation between a false rumor and someone’s investment opinion is a very grey area. To be clear, the concern generally applies to the intentional spreading of false rumors and information and is not in any way intended to prevent the free flow of information, including investment ideas and opinions regarding specific companies, securities, and industries, among market professionals.

Personal Securities Transactions Law

Employee trades should be executed in a manner consistent with our fiduciary obligations to our Clients and should avoid actual improprieties as well as the appearance of impropriety.

Rule 204A-1 under the Advisers Act requires in effect that a registered investment adviser’s “access persons” report their transactions and holdings periodically to the COO/CCO and that the adviser review these reports. In addition, because it manages the RICs, CAM and its Employees are also subject to Rule 17j-1 under the Company Act, which imposes certain additional personal account trading reporting and other requirements on the Firm.

Under the SEC definition, the term “access person” includes any employee who has access to non-public information regarding clients’ purchase or sale of securities, is involved in making securities recommendations to (or in the case of a discretionary manager like the Firm, investment decisions on behalf of) clients, or who has access to such recommendations that are non-public.

Policy

It is the Firm’s policy that all Employees of the Firm are access persons (“Access Persons”) for purposes of Rules 204A-1 and 17j-1. Further, it is the Firm’s policy to prohibit excessive trading in Employee personal investment accounts.  This prohibition is not a regulatory requirement, but a prudent measure to command the full attention and interest of Employees during business hours. The COO/CCO has the discretion to determine when trading is excessive.

Short-Term Trading. Although other short-term trading activity is not strictly prohibited, as a matter of policy, the Firm strongly discourages short-term trading by Employees and expects investments to be held for a minimum of thirty (30) calendar days. The COO/CCO may, at his discretion, prohibit short-term trading by all Employees or certain Employees.

Prohibited Transactions. Unless an exception is granted otherwise, no Access Person may trade in any security of a company on a “restricted list” issued by the COO/CCO under the Firm’s Insider Trading policies and procedures set forth in this Code of Ethics. As noted above, CAM’s Restricted List is presumed to include any issuer that is in a portfolio or account that is being managed by CAM.

Pre-clearance. Access Persons are not permitted to purchase new issue securities as defined by FINRA, high-yield debt, or trade in companies that issue or currently have outstanding high- yield grade debt. CAM’s COO/CCO or designee will typically seek to confirm with the relevant Access Person that the issuer of a security in which the Access Persons seeks to purchase does not currently issue or have outstanding high-yield debt. Access Persons must use PTCC or, alternatively, submit written clearance to the COO/CCO, to seek pre-approval for all personal securities transactions in Reportable Securities (see definition directly below) before completing the  transactions.  Any  transactions  that  are  automatically  executed due to the nature of the security, e.g. automatic options exercises or reorganizations, do not require an additional pre- clearance request.

New Employees who own or acquired a high-yield debt investment prior to their employment at CAM are not required to sell such legacy holdings upon their employment. However, any sales in legacy high-yield grade debt must be pre-approved by the COO/CCO.

Each Access Person who wishes to effect a transaction in a private placement must first obtain automated or written pre-clearance of the transaction from the COO/CCO. In approving any such transaction, the COO/CCO must cite the reasons for such approval. Employees must furnish any prospectus, private placement memoranda (“PPM”), subscription documents and other materials about the investment as the COO/CCO may request.

A decision on permissibility of the requested transaction generally will be rendered by the end of the trading day on which the request is received. Pre-clearance will be effective for a 24 hour period, unless otherwise specified.

Reportable Securities. All Access Persons must provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any security except the following (“Exempt Securities”):

•                 direct obligations of the Government of the United States;

•                 money market instruments — bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements, and other high quality short-term debt instruments;

•                 money market fund shares;

•                 shares of U.S. open-end mutual funds unless such funds are advised or sub- advised by the Firm;

•                 Interests in 529 college savings plans; and

•                 units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

For the avoidance of doubt, the RICs are deemed to be Reportable Securities and thus any Employee trades or holdings in a RIC that is advised or sub-advised by CAM are reportable. In addition, exchange-traded funds, or ETFs, are somewhat similar to open-end registered investment companies. However, ETFs are Reportable Securities and are subject to the reporting requirements contained in this Personal Securities Transactions policy.

Any Employee who purchases or sells virtual currency or cryptocurrency coins or tokens that are being offered, or previously were offered, as part of an initial coin offering (“ICO”), should consult with the CCO as to whether such coins or tokens would be considered Securities for purposes of this policy. If the CCO determines, based on the structure of the ICO and relevant

SEC guidance, that such coins or tokens should be considered Securities, the coins or tokens will be considered Reportable Securities for purposes of this policy. For the avoidance of doubt, virtual currency or cryptocurrency coins or tokens that were created outside the context of an ICO are not deemed Securities under this policy.

Accounts Covered Under Reporting Requirements. This Personal Securities Transactions policies and procedures apply to all accounts holding any securities over which Employees have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, step- children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria. All such accounts are referred to as “Access Person Accounts.”

Exceptions from Reporting Requirements. There are limited exceptions from certain reporting requirements. Reports need not be filed with respect to transactions effected pursuant to an automatic investment plan or in an account over which the Access Person has no direct or indirect influence or control, such an account managed by an investment adviser on a discretionary basis. Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the COO/CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the COO/CCO may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser.

Procedures

Initial and Annual Holdings Reports. Employees must periodically report the existence of any account that holds any securities (including securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the COO/CCO or his designee on or before February 14th of each year, and within 10 days of an individual first becoming an Employee. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Employee. Employees may utilize PTCC to fulfill initial and annual holdings reporting obligations. Alternatively, an Employee may satisfy the holdings report requirements by arranging for the submission of the attached Initial/Annual Securities Accounts Reporting Form and the Initial/Annual Holdings Reporting Form or duplicate account statements.

The Initial/Annual Securities Accounts Reporting Form must be completed for all Access Person Accounts that hold any securities, including accounts that do not hold any Reportable Securities, as well as accounts for which individual holdings have been separately disclosed to the COO/CCO or his designee.

Quarterly Trading Reporting Requirements. Each Access Person must provide to the COO/CCO within 30 days after the end of each quarter a report of all securities transactions (other than transactions in Exempt Securities) effected in each Access Person Account during such quarter. The report must include the name of the security and as applicable the exchange ticker symbol or CUSIP number, date of the transaction, quantity, price, nature of the transaction, name of the bank, broker-dealer or financial institution through which the transaction was effected, and the date the Access Person submits the report. Information regarding such transactions need not be reported if a) direct feeds are established through PTCC and/or b) duplicate monthly account statements (and trade confirmations if requested) for  all  Access Person Accounts have been provided to the COO/CCO as long as the statements are received not later than 30 days after the end of the applicable quarter. If there are securities that do not appear through PTCC or on the confirmations or account statements (e.g., a private placement approved by the COO/CCO), Employees must independently report such securities through PTCC or on the attached Quarterly Transactions Reporting Form. If no transactions are required to be reported, the Employee must still indicate such in PTCC or submit a report and indicate that no transactions in Reportable Securities occurred during the applicable quarter.

Access Persons must also report any accounts opened during the quarter that hold any securities (including securities excluded from the definition of a Reportable Security). Reports regarding newly opened accounts must also be submitted to the COO/CCO or his designee within 30 days of the end of each calendar quarter.

PTCC. As noted previously, CAM utilizes compliance software to facilitate, among other things, the reporting and review of its Employees’ personal account trading activities. All Employees are required to work with the Firm’s COO/CCO to ensure the applicable electronic feeds from an Employee’s broker-dealers and custodians are set up with PTCC. To the extent a direct feed cannot be established with a specific broker-dealer or custodian of an Employee account, then such Employee will need to comply with these personal trading reporting requirements by submitting duplicate account statement or the relevant personal account trading forms in this Manual.

Duplicate Account Statements. Employees may provide duplicate account statements (and confirmations if requested) for any account opened or maintained at a broker-dealer, bank or similar financial institution. Duplicate account statements must be provided to the COO/CCO within 30 days of the end of each calendar quarter. Access Persons may arrange for duplicate account statements (and confirmations if requested) to be sent directly to the COO/CCO at the following address:

Chatham Asset Management, LLC 26 Main Street, Suite 204 Chatham, New Jersey 07928

Attention: James Ruggerio, Chief Compliance Officer Or via email to jim@chathamasset.com

Review and Availability of Personal Trade Information. All personal investment account statements information supplied under these procedures, including transaction and holdings reports (initial, quarterly, and annual reports), will be reviewed by the COO/CCO or his designee for compliance with the policies and procedures in this Code of Ethics. Such review shall:

•                 address whether Access Person followed internal procedures; and

•                 assess whether the Access Person is trading for his or her own account in the same financial instrument he or she is trading for Clients, and if so, whether Clients are receiving terms as favorable as those of the Access Person’s trades.

To the extent practicable, the review will be done via PTCC. In the event that hard copy documentation requires review, the COO/CCO or his designee will document such review by initialing Access Person statements or otherwise indicating the statements that have been reviewed and will maintain copies of the Employee reports and account statements received.

Confidentiality. The COO/CCO is responsible for maintaining records in a manner to safeguard their confidentiality.

Disclosure of the Code of Ethics. The Firm will describe its Code of Ethics in Part 2 of Form ADV and, upon request, furnish Clients and Investors with a copy of the Code of Ethics. All Client or Investor requests for the Firm’s Code of Ethics should be directed to the COO/CCO.

Sub-Adviser to LAFs. CAM’s COO/CCO will obtain, maintain, and review the required reports of the Firm’s Access Persons. Any violations of a LAF’s Code are reportable as provided in the relevant LAF’s Code. Transaction and holding reports as required to be maintained under Rule 17j-1 will be maintained by the Firm and are subject to review and submission to the COO/CCO of the LAFs, or their agents, and to the appropriate regulatory authorities.

On a monthly and/or quarterly basis the adviser will respond to requests regarding the Code of Ethics from the registered mutual funds’ or registered investment product’s CCO regarding:

•                 The adoption of a Code of Ethics pursuant to Rule 17j-1 under the Company Act and/or Rule 204A-1 under the Advisers Act;

•                 Any material changes to the Code of Ethics during the period;

•                 Whether CAM has adopted procedures reasonably necessary to prevent Access Persons from violating the Code of Ethics; and

•                 Material violations of the Code of Ethics during the period.

Any material violations of the Code of Ethics, and any remedial actions taken by CAM, are provided to the CCOs of the LAFs for reporting to the relevant Board(s).

Policies and Procedures

Attachment – Annual/Initial Securities Accounts Reporting Form

Information is current as of:

Name of Broker-Dealer or Bank	Account Title	Account Number

I certify that this form fully discloses all of the securities accounts in which I have a Beneficial Interest.   I understand that I am presumed to have a Beneficial Interest in securities accounts of immediate family members living in the same household.

Deliver to the COO/CCO or his designee within 10 days of becoming employed by Chatham Asset Management, and by February 14th of each year.  Use additional sheets if necessary.

Signature                                                                                            Date

Print Name

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Policies and Procedures

Attachment – Initial/Annual Holdings Reporting Form

Security Name	Ticker or CUSIP (As Applicable)	Type (Common Stock, Bond, etc.)	Number of Shares or Principal Amount (As Applicable)

I certify that this form fully discloses all Reportable Security holdings in which I have a Beneficial Interest. I understand that I am presumed to have a Beneficial Interest in securities holdings of immediate family members living in the same household.

Deliver to the COO/CCO or designee within 10 days of becoming employed by Chatham Asset Management, and by February 14th of each year. Use additional sheets if necessary.

Signature                                                                                            Date

Print Name

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Code of Ethics

Attachment – Quarterly Transactions Reporting Form

For the Quarter Ended:

Number of Shares	Security Name	Type (common stock, bond, etc.)	Ticker or CUSIP	Buy / Sell	Principal Amount	Interest Rate / Maturity	Price	Date	Executed By (Broker- Dealer or Bank)

I certify that this form fully discloses all transactions of Reportable Securities in which I have a Beneficial Interest. I understand that I am presumed to have a Beneficial Interest in Securities transactions of immediate family members living in the same household.

Signature:                                                                               Print Name:                                                                                        Date:

Deliver to the COO/CCO or designee within 30 days of the end of each calendar quarter. Use additional sheets if necessary.

With respect to Section 16 of the Exchange Act, nothing in this report should be construed as an admission that the person making the report has a direct or indirect beneficial ownership interest in the Securities to which the report relates.

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